 Filed Pursuant to Rule 253(g)(2)
File No. 024-10563

HC GOVERNMENT REALTY TRUST, INC.

SUPPLEMENT NO. 3 DATED APRIL 25, 2017
TO THE OFFERING CIRCULAR DATED NOVEMBER 7, 2016

This document supplements, and should be read in conjunction with, the offering circular of HC Government Realty Trust, Inc. (“we,” “our” or “us”), dated November 7, 2016 and filed by us with the Securities and Exchange Commission, or the Commission, on November 8, 2016, as supplemented, or the Offering Circular. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular. If any statement in this supplement contradicts or conflicts with the Offering Circular, then this supplement shall control.

The purpose of this supplement is to disclose the change in our dealer manager and related changes to the offering of our common stock pursuant to the Offering Circular, or the Offering.

Change in Our Dealer-Manager

On March 28, 2017, SANDLAPPER Securities, LLC, or SANDLAPPER, replaced Orchard Securities, LLC, or Orchard, as our dealer manager for the Offering. In connection with the change in our dealer manager, we have revised the subscription agreement for the Offering, or the Subscription Agreement, to disclose that completed Subscription Agreements will be sent by your broker-dealer or registered investment advisor, as applicable, to our dealer manager at the address set forth on the Subscription Agreement or to such other person and address, as mutually agreed upon between your broker-dealer or registered investment advisor, as applicable, and us. Unless otherwise agreed by us and our dealer-manager, broker-dealers desiring to become members of the selling group for the Offering will be required to execute a participating dealer agreement with SANDLAPPER, as our dealer manager. In connection with the above, Orchard has assigned its rights and obligations under the escrow agreement for the Offering, or the Assignment, to SANDLAPPER. No other changes to the Offering have occurred and the maximum underwriting compensation did not change as a result of the above.

The foregoing is a summary and is qualified in its entirety by the Managing Broker Dealer Agreement dated March 28, 2017 by and between SANDLAPPER and us, the form of participating dealer agreement, the form of Subscription Agreement and the Assignment, copies of which are filed as Exhibit Nos. 1.1, 1.2, 4.1 and 8.1 to the Current Report on Form 1-U, dated April 25, 2017, and incorporated by reference into this supplement.